UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION &

TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑   Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

New Oriental Education & Technology Group Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

In October 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended May 31, 2022 with the SEC on September 29, 2022 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there, including Deloitte Touche Tohmatsu Certified Public Accountants LLP, until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of September 15, 2023, other than (i) Mr. Michael Minhong Yu and his wholly-owned private company, Tigerstep Developments Limited, and (ii) GIC Private Limited (“GIC”):

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Tigerstep Developments Limited is a private company incorporated in the British Virgin Islands wholly owned by Mr. Michael Minhong Yu. As of September 15, 2023, Tigerstep Developments Limited beneficially owned 202,072,160 common shares of the Company, representing 12.2% of the Company’s total outstanding shares.

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Based on the Schedule 13G filed by GIC with the SEC on June 1, 2023 (the “Schedule 13G”), GIC beneficially owned 84,984,093 common shares of the Company as of May 24, 2023. As reported in the Schedule 13G, GIC has the sole power to vote and dispose 73,701,510 shares it beneficially owned and shares the power to vote and dispose 11,282,583 shares it beneficially owned with the Monetary Authority of Singapore. GIC is wholly-owned by the Government of Singapore, who disclaims beneficial ownership of such shares, as reported in the Schedule 13G. Based on the total outstanding shares of the Company as of September 15, 2023 and assuming GIC’s beneficial ownership has not changed since May 24, 2023, GIC beneficially owned 5.1% of the Company’s total outstanding shares as of September 15, 2023. To the Company’s best knowledge, GIC is not owned or controlled by a governmental entity in mainland China.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Stephen Zhihui Yang
Name:	Stephen Zhihui Yang
Title:	Executive President and Chief Financial Officer

Date: September 25, 2023